FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2011

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No       X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated November 9, 2011;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its subsidiaries for the period ended September 30, 2011; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 9-Month Period ended September 30, 2011.

November 9, 2011

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR THIRD QUARTER 2011

Montréal, Québec - Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the third quarter of 2011. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 54.7% interest.

Quebecor adopted International Financial Reporting Standards (“IFRS”) on January 1, 2011. The Corporation’s condensed consolidated financial statements for the three-month and nine-month periods ended September 30, 2011 have therefore been prepared in accordance with IFRS and comparative figures for 2010 have been restated.

Third quarter 2011 highlights

➢	Revenues: $1.01 billion, up $44.9 million (4.6%) from the third quarter of 2010.

➢	Operating income[1] down $12.3 million (-3.7%) to $319.7 million.

➢	Net income attributable to shareholders: $26.1 million ($0.41 per basic share), down $56.9 million ($0.88 per basic share) from $83.0 million ($1.29 per basic share) in the third quarter of 2010.

➢

Adjusted income from continuing operations:[2] $40.0 million in the third quarter of 2011 ($0.63 per basic share), down $16.1 million ($0.24 per basic share) from $56.1 million ($0.87 per basic share) in the third quarter of 2010.

➢

Videotron Ltd. (“Videotron”) has recorded the largest quarterly customer growth since its acquisition by Quebecor Media in 2000; adding 168,700 revenue-generating units,[3] up 79.9% from the growth recorded in the same quarter of 2010:

•

net increase of 43,500 cable television customers, including a 77,700-subscriber increase for the digital service, the strongest quarterly growth for cable television since March 1999 and the strongest growth for the digital service since its launch, raising its penetration rate, as a proportion of all cable television customers, to 73.1%;

•	net increase of 39,900 customers for the cable Internet access service, the largest increase in the last three years;

•	net increase of 37,800 customers for the cable telephone service, the largest increase in the last two years;

•	net increase of 47,500 subscriber connections to the mobile telephone service, the largest quarterly increase since the service was launched.

“Quebecor grew its revenues in the third quarter of 2011, mainly on the strength of the excellent performance of its Telecommunications segment,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Thanks in particular to effective strategies to market bundled services, including mobile telephone service, at a time when over-the-air analog television broadcasting was ending, Videotron posted the strongest quarterly growth in its total customer base since its acquisition by Quebecor Media in October 2000. The increase in revenue-generating units was 79.9% greater than the growth recorded in the same period of 2010. In terms of financial performance, the Telecommunications segment’s operating income increased by $10.9 million (4.1%) in the third quarter of 2011 despite additional operating costs generated by the new mobile telephone service. There were a total of 253,900 subscriber connections to Videotron’s 4G network as of September 30, 2011, including 181,200 new connections and 72,700 migrations from the mobile virtual network operator (“MVNO”) service. It was an exceptional quarter for all of our Telecommunications segment’s services from every point of view.

[1]	See “Operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	Revenue-generating units are the sum of cable television, Internet access and cable telephone service subscriptions, plus subscriber connections to the mobile telephone service.

“Despite the adverse economic environment, which hit print media advertising revenues particularly hard, the Corporation continues investing in its News Media segment in order to protect and, in the case of some products, increase its market share. According to the NADbank 2010/11 survey, Le Journal de Montréal has a weekly readership of 1,194,400, which is 371,600 more than its closest competitor. Readership was up 16% in the 18-24 age bracket. The NADbank 2010/11 survey also found that the free daily 24 heures had added 45,000 readers, an 8.1% increase from the previous survey. As well, Quebecor Media Network Inc. (“Quebecor Media Network”) launched Le Sac Plus during the third quarter. In addition to distributing all of Quebecor Media’s community newspapers, the Le Sac Plus door-knob bag contains advertising materials such as flyers, leaflets, product samples and other value-added promotions every week. The Quebecor Media Network has also signed an agreement with the Jean Coutu Group (PJC) Inc. pharmacy chain to distribute its flyers in Le Sac Plus. The flyers are already being printed by Quebecor Media Printing Inc. under a previously announced contract, illustrating the complementary nature of the News Media segment’s multiproduct offerings.

“As part of its diversification strategy, aimed at reducing the concentration of its business in a single conventional television network, TVA Group Inc. (“TVA Group”) continued expanding its line of products with the successful launch of its TVA Sports channel, which has signed a series of partnerships with major sporting events in order to deliver rich programming. TVA Group’s results were also affected by launch costs for the new channels and the adverse impact of the economic environment.

“In the same spirit, Quebecor will implement its business plan for management of the multipurpose arena, which is to be operational by September 2015, following the signing of final agreements with Québec City in early September, 2011. Quebecor reiterates its goal of acquiring a National Hockey League franchise for the facility, as well as presenting major events and shows in the venue.

“Finally, when it comes to our financial results, it is important to note that the $56.9 million decrease in net income attributable to shareholders in the third quarter of 2011 was caused mainly by remeasurement of financial instruments, which had an unfavourable non-cash impact in the amount of $48.4 million, net of taxes and non-controlling interest. The balance of the decrease was due to operating items, including investments in new products and services. Higher subscriber acquisition costs for the new 4G network and an increase in the amortization charge for 4G network equipment and licences reduced net income by a total of $14.9 million, net of income taxes and non-controlling interest.

“In short, it was an excellent quarter for Quebecor in terms of customer growth, product development and business opportunities, strengthening the foundations for the Corporation’s future growth.”

Table 1

Quebecor third quarter financial highlights, 2007 to 2011

(in millions of Canadian dollars, except per share data)

	2011[1]	2010[1]	2009[2]	2008[2]	2007[2]
Revenues	$1,014.8	$969.9	$924.5	$915.0	$840.4
Operating income[3]	319.7	332.0	301.1	277.4	256.9
Net income from continuing operations attributable to shareholders	26.1	83.0	67.8	45.7	80.5
Net income attributable to shareholders	26.1	83.0	69.4	45.7	(35.0)
Adjusted income from continuing operations[4]	40.0	56.1	52.9	42.5	42.3
Per basic share:
Net income from continuing operations attributable to shareholders	0.41	1.29	1.06	0.71	1.25
Net income attributable to shareholders	0.41	1.29	1.08	0.71	(0.54)
Adjusted income from continuing operations[4]	0.63	0.87	0.82	0.66	0.66

[1]	Financial figures for the third quarters of 2010 and 2011 are presented in accordance with IFRS.
[2]	Financial figures for the third quarters of 2007 to 2009 are presented in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).
[3]	See “Operating income” under “Definitions.”
[4]	See “Adjusted income from continuing operations” under “Definitions.”

2011/2010 third quarter comparison

➢	Revenues: $1.01 billion, an increase of $44.9 million (4.6%).

•	Revenues increased in Telecommunications ($55.4 million or 10.0% of segment revenues) and in Interactive Technologies and Communications ($7.5 million or 33.5%).

•	Revenues decreased in Broadcasting ($5.0 million or -5.3%), Leisure and Entertainment ($3.8 million or -4.9%) and News Media ($3.3 million or -1.4%).

➢	Operating income: $319.7 million, a decrease of $12.3 million (-3.7%).

•	Operating income increased in Telecommunications ($10.9 million or 4.1% of segment operating income) and Interactive Technologies and Communications ($2.0 million or 166.7%).

•	Operating income decreased in Broadcasting ($10.1 million or -77.1%), News Media ($8.9 million or -23.4%) and Leisure and Entertainment ($0.8 million or -6.5%).

•

The change in the fair value of Quebecor Media stock options resulted in a $1.1 million favourable variance in the stock-based compensation charge in the third quarter of 2011 compared with the same period of 2010. The change in the fair value of Quebecor stock options resulted in a $4.1 million unfavourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2011.

•

Excluding the impact of the consolidated stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated Part II licence fee provision of Canadian Radio-television and Telecommunications Commission (“CRTC”), operating income would have decreased 2.8% in the third quarter of 2011, compared with a 7.8% increase in the same period of 2010.

➢	Net income attributable to shareholders: $26.1 million ($0.41 per basic share) compared with $83.0 million ($1.29 per basic share) in the third quarter of 2010, a decrease of $56.9 million ($0.88 per basic share).

•	The decrease was mainly due to:

•

$34.4 million loss on valuation and translation of financial instruments in the third quarter of 2011 compared with a $79.0 million gain in the same quarter of 2010, an unfavourable variance of $113.4 million;

•	$33.0 million increase in the amortization charge;

•	$12.3 million decrease in operating income;

•	$4.7 million increase in financial expenses.

Partially offset by:

•	$9.7 million favourable variance in the charge for restructuring of operations, impairment of assets and other special items.

➢	Adjusted income from continuing operations: $40.0 million in the third quarter of 2011 ($0.63 per basic share) compared with $56.1 million ($0.87 per basic share) in the same quarter of 2010, a decrease of $16.1 million ($0.24 per basic share).

2011/2010 year-to-date comparison

➢	Revenues: $3.06 billion, an increase of $146.7 million (5.0%).

•

Revenues increased in Telecommunications ($158.3 million or 9.7% of segment revenues), Interactive Technologies and Communications ($14.8 million or 21.1%) and Leisure and Entertainment ($1.8 million or 0.9%).

•	Revenues decreased in News Media ($5.2 million or -0.7%) and Broadcasting ($0.9 million or -0.3%).

➢	Operating income: $972.5 million, a decrease of $1.8 million (-0.2%).

•	Operating income decreased in News Media ($30.5 million or -22.8% of segment operating income) and Broadcasting ($15.8 million or -34.6%).

•	Operating income increased in Telecommunications ($20.0 million or 2.6%), Leisure and Entertainment ($2.7 million or 16.6%) and Interactive Technologies and Communications ($1.9 million or 54.3%).

•

The change in the fair value of Quebecor Media stock options resulted in a $12.7 million favourable variance in the stock-based compensation charge in the first nine months of 2011 compared with the same period of 2010. The fair value of the options decreased during the first nine months of 2011, whereas it increased during the same period of 2010. The change in the fair value of Quebecor stock options resulted in a $22.8 million favourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2011.

•

Excluding the impact of the consolidated stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated CRTC Part II licence fee provision, operating income would have decreased 3.7% in the first nine months of 2011, compared with a 10.0% increase in the same period of 2010.

➢	Net income attributable to shareholders: $115.6 million ($1.80 per basic share) compared with $178.7 million ($2.78 per basic share) in the first nine months of 2010, a decrease of $63.1 million ($0.98 per basic share).

•	The decrease was mainly due to:

•	$97.6 million unfavourable variance in losses and gains on valuation and translation of financial instruments;

•	$94.8 million increase in the amortization charge;

•	$5.3 million increase in the charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$5.7 million decease in the loss on debt refinancing.

➢	Adjusted income from continuing operations: $135.9 million in the first nine months of 2011 ($2.12 per basic share) compared with $162.4 million ($2.52 per basic share) in the same period of 2010, a decrease of $26.5 million ($0.40 per basic share).

Financing activities

On July 5, 2011, Videotron issued 6 7/8% Senior Notes maturing on July 15, 2021 in the aggregate principal amount of $300.0 million, for a net proceeds of $294.9 million, net of financing fees of $5.1 million. The net proceeds were used to finance the early repayment and withdrawal of US$255.0 million principal amount of Videotron’s 6 7/8% Senior Notes maturing in 2014 and the settlement and cancellation of related hedges for a total cash consideration of $303.1 million. On July 20, 2011, Videotron amended its $575.0 million revolving credit facility to extend the expiry date from April 2012 to July 2016 and to modify some of the terms and conditions.

The conditions of the exchangeable debentures, Series 2001 and Series Abitibi, were amended in February and June 2011 respectively to reduce the interest rate from 1.50% to 0.10% on the notional principal amount of the debentures. The other conditions have not changed and remain applicable. In September 2011, the Corporation redeemed exchangeable debentures, Series 2001, in the notional principal amount of $135.0 million for no consideration. At September 30, 2011, the combined notional principal amount of the two series of exchangeable debentures was $844.9 million.

Dividends

On November 8, 2011, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on December 20, 2011 to shareholders of record at the close of business on November 25, 2011. This dividend is designated to be an eligible dividend, pursuant to subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 10, 2011, the Corporation filed a normal course issuer bid for a maximum of 985,233 (“Class A shares”) representing approximately 5% of the issued and outstanding Class A shares, and for a maximum of 4,453,304 (“Class B shares”) representing approximately 10% of the public float of the Class B shares as of August 2, 2011. The purchases can be made from August 12, 2011 to August 10, 2012 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange. All shares purchased under the bid are or will be cancelled.

During the third quarter of 2011, the Corporation purchased and cancelled 738,500 Class B shares for a total cash consideration of $24.0 million. The excess of $18.4 million of the purchase price over the carrying value of Class B shares repurchased was recorded in reduction of retained earnings.

Detailed financial information

For a detailed analysis of Quebecor’s results for the third quarter of 2011, please refer to the Management Discussion and Analysis and condensed consolidated financial statements of Quebecor, available on the Corporation’s website at <http://www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its third quarter 2011 results on November 9, 2011, at 11:00 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 58308#. A tape recording of the call will be available from November 9 to December 9, 2011 by dialling 1 877 293-8133, conference reference number 656419#, passcode 58308#. The conference call will also be broadcast live on Quebecor’s website at <http://www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2010.

The forward-looking statements in this press release reflect Quebecor’s expectations as of November 9, 2011 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc., one of Canada’s largest media groups, with more than 16,000 employees. Quebecor Media Inc., through its subsidiary Videotron Ltd., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephone services and mobile telephone services. Through Sun Media Corporation, Quebecor Media Inc. is the largest publisher of newspapers in Canada. It also operates Canoe Inc. and its network of English and French language Internet properties in Canada. In the broadcasting sector, Quebecor Media Inc. operates, through TVA Group Inc., the number one French language general interest television network in Québec, a number of specialty channels and the Sun News English language channel. Another subsidiary of Quebecor Media Inc., Nurun Inc., is a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia. Quebecor Media Inc. is also active in magazine publishing (TVA Publishing Inc.), book publishing and distribution (Sogides Group Inc. and CEC Publishing Inc.), the production, distribution and retailing of cultural products (Archambault Group Inc. and TVA Films), DVD, Blu-ray disc and videogame rental and retailing (Le SuperClub Vidéotron Ltd), the printing and distribution of regional newspapers and flyers (Quebecor Media Printing Inc. and Quebecor Media Network Inc.), news content production and distribution (QMI Agency), multiplatform advertising solutions (QMI Sales) and the publishing of printed and online directories, through Quebecor MediaPages.

Sources:

Jean-François Pruneau	J. Serge Sasseville
Chief Financial Officer	Vice President, Corporate and Institutional Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	serge.sasseville@quebecor.com
514 380-4144	514 380-1864

DEFINITIONS

Operating income

In its analysis of operating results, the Corporation uses operating income, as reported in its condensed consolidated statement of income, to assess its financial performance. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results and the results of its operating segments. This measure is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. Operating income is defined as an additional IFRS measure.

Previously, under Canadian GAAP, operating income was a non-GAAP measure. The Corporation defined operating income as net income in accordance with Canadian GAAP before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, gain (loss) on debt refinancing, income tax, and net income attributable to non-controlling interests.

Operating income as used by the Corporation may not be the same as similarly titled measures reported by other companies.

Adjusted income from continuing operations

The Corporation defines adjusted income from continuing operations, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, and gain (loss) on debt refinancing, net of income tax and net income attributable to non-controlling interests. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted income from continuing operations eliminates the impact of unusual or one-time items. The Corporation’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 2 provides a reconciliation of adjusted income from continuing operations to the net income attributable to shareholders measure used in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted income from continuing operations measure used in this report to the net income attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Adjusted income from continuing operations	$40.0	$56.1	$135.9	$162.4
(Loss) gain on valuation and translation of financial instruments	(34.4)	79.0	(27.9)	69.7
Restructuring of operations, impairment of assets and other special items	(2.9)	(12.6)	(19.0)	(13.7)
Gain (loss) on debt refinancing	2.7	—	(6.6)	(12.3)
Income tax related to adjustments[1]	7.6	(17.6)	13.7	(11.6)
Net income attributable to non-controlling interests related to adjustments	13.1	(21.9)	19.5	(15.8)

Net income attributable to shareholders	$26.1	$83.0	$115.6	$178.7

[1]	Includes the impact of fluctuations in tax rates applicable to adjusted items, either for statutory reasons or in connection with tax planning arrangements.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable telephone and mobile telephone revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable telephone and mobile telephone revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended September 30		Nine months ended September 30
(unaudited)	2011	2010	2011	2010
Revenues
Telecommunications	$611.6	$556.2	$1,795.9	$1,637.6
News Media	235.2	238.5	742.8	748.0
Broadcasting	89.3	94.3	313.9	314.8
Leisure and Entertainment	73.8	77.6	206.7	204.9
Interactive Technologies and Communications	29.9	22.4	84.9	70.1
Inter-segment	(25.0)	(19.1)	(85.5)	(63.4)

	1,014.8	969.9	3,058.7	2,912.0
Cost of sales, selling and administrative expenses	695.1	637.9	2,086.2	1,937.7

Operating income	319.7	332.0	972.5	974.3
Amortization	131.0	98.0	374.0	279.2
Financial expenses	83.4	78.7	245.2	242.5
Loss (gain) on valuation and translation of financial instruments	34.4	(79.0)	27.9	(69.7)
Restructuring of operations, impairment of assets and other special items	2.9	12.6	19.0	13.7
(Gain) loss on debt refinancing	(2.7)	—	6.6	12.3

Income before income taxes	70.7	221.7	299.8	496.3
Income taxes:
Current	0.2	5.1	(4.9)	65.9
Deferred	21.2	58.1	86.1	71.7

	21.4	63.2	81.2	137.6

Net income	$49.3	$158.5	$218.6	$358.7

Net income attributable to
Shareholders	$26.1	$83.0	$115.6	$178.7
Non-controlling interests	23.2	75.5	103.0	180.0

Earnings per share attributable to shareholders
Basic	$0.41	$1.29	$1.80	$2.78
Diluted	0.40	1.28	1.77	2.74

Weighted average number of shares outstanding (in millions)	63.9	64.3	64.2	64.3

Weighted average number of diluted shares (in millions)	64.5	65.0	64.8	65.0

1

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended September 30		Nine months ended September 30
(unaudited)	2011	2010	2011	2010
Net income	$49.3	$158.5	$218.6	$358.7

Other comprehensive income:
Gain (loss) on translation of net investments in foreign operations	0.8	1.1	1.6	(1.8)
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	19.4	(7.7)	13.4	95.4
Deferred income taxes	(10.0)	3.7	(7.1)	(13.8)
Defined benefit plans:
Net change in asset limit or in minimum funding liability	(0.1)	(1.4)	(0.3)	(4.2)
Deferred income taxes	—	0.4	0.1	1.2
Reclassification to income of:
Other comprehensive loss related to cash flow hedges	0.8	—	0.8	8.4
Deferred income taxes	(0.2)	—	(0.2)	(2.5)

	10.7	(3.9)	8.3	82.7

Comprehensive income	$60.0	$154.6	$226.9	$441.4

Comprehensive income attributable to
Shareholders	$32.3	$81.2	$120.3	$224.7
Non-controlling interests	27.7	73.4	106.6	216.7

2

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)	Three months ended September 30		Nine months ended September 30
(unaudited)	2011	2010	2011	2010
Operating income
Telecommunications	$275.4	$264.5	$804.1	$784.1
News Media	29.1	38.0	103.1	133.6
Broadcasting	3.0	13.1	29.9	45.7
Leisure and Entertainment	11.5	12.3	19.0	16.3
Interactive Technologies and Communications	3.2	1.2	5.4	3.5
Head Office	(2.5)	2.9	11.0	(8.9)

	$319.7	$332.0	$972.5	$974.3

Amortization
Telecommunications	$108.0	$73.7	$307.9	$209.9
News Media	14.3	15.8	41.1	45.0
Broadcasting	4.4	3.9	12.8	11.3
Leisure and Entertainment	2.4	2.5	6.8	7.3
Interactive Technologies and Communications	0.9	1.1	2.5	3.0
Head Office	1.0	1.0	2.9	2.7

	$131.0	$98.0	$374.0	$279.2

Additions to property, plant and equipment
Telecommunications	$195.8	$182.2	$536.2	$460.8
News Media	2.9	3.7	11.3	7.0
Broadcasting	7.1	3.3	22.5	11.8
Leisure and Entertainment	2.4	0.8	4.0	3.4
Interactive Technologies and Communications	0.5	0.4	3.7	2.0
Head Office	0.1	0.6	0.8	1.8

	$208.8	$191.0	$578.5	$486.8

Additions to intangible assets
Telecommunications	$16.1	$16.4	$45.0	$48.2
News Media	2.7	1.8	8.1	7.5
Broadcasting	1.4	1.3	3.4	4.1
Leisure and Entertainment	1.2	1.7	3.8	5.8

	$21.4	$21.2	$60.3	$65.6

Externally acquired intangible assets	11.6	6.7	27.1	20.4
Internally generated intangible assets	9.8	14.5	33.2	45.2

	$21.4	$21.2	$60.3	$65.6

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non-
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	controlling interests	Total equity
Balance as of December 31, 2009 as previously reported under Canadian GAAP	$346.6	$4.7	$830.1	$(11.0)	$—	$1,170.4
IFRS adjustments	—	(2.7)	(73.5)	1.0	1,162.6	1,087.4

Balance as of January 1, 2010	346.6	2.0	756.6	(10.0)	1,162.6	2,257.8
Net income	—	—	178.7	—	180.0	358.7
Other comprehensive income	—	—	—	46.0	36.7	82.7
Acquisition of non-controlling interests	—	(1.1)	—	—	(0.9)	(2.0)
Dividends	—	—	(9.6)	—	(30.1)	(39.7)

Balance as of September 30, 2010	346.6	0.9	925.7	36.0	1,348.3	2,657.5
Net income	—	—	46.6	—	51.3	97.9
Other comprehensive loss	—	—	—	(47.7)	(39.8)	(87.5)
Acquisition of non-controlling interests	—	—	—	—	(1.0)	(1.0)
Dividends	—	—	(3.3)	—	(11.9)	(15.2)

Balance as of December 31, 2010	346.6	0.9	969.0	(11.7)	1,346.9	2,651.7
Net income	—	—	115.6	—	103.0	218.6
Other comprehensive income	—	—	—	4.7	3.6	8.3
Issuance of shares of a subsidiary to non-controlling shareholders	—	—	—	—	1.0	1.0
Repurchase of Class B shares	(5.6)	—	(18.4)	—	—	(24.0)
Dividends	—	—	(9.6)	—	(35.2)	(44.8)

Balance as of September 30, 2011	$341.0	$0.9	$1,056.6	$(7.0)	$1,419.3	$2,810.8

4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended September 30		Nine months ended September 30
(unaudited)	2011	2010	2011	2010
Cash flows related to operating activities
Net income	$49.3	$158.5	$218.6	$358.7
Adjustments for:
Amortization of property, plant and equipment	99.5	78.2	285.4	233.5
Amortization of intangible assets	31.5	19.8	88.6	45.7
Loss (gain) on valuation and translation of financial instruments	34.4	(79.0)	27.9	(69.7)
Impairment of assets	0.3	5.4	1.5	11.1
(Gain) loss on debt refinancing	(2.7)	—	6.6	12.3
Amortization of financing costs and long-term debt discount	3.3	3.1	9.2	9.3
Deferred income taxes	21.2	58.1	86.1	71.7
Other	2.3	(0.5)	0.9	(6.8)

	239.1	243.6	724.8	665.8
Net change in non-cash balances related to operating activities	141.1	49.7	(32.4)	(9.6)

Cash flows provided by operating activities	380.2	293.3	692.4	656.2

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(5.6)	(2.0)	(55.7)	(3.1)
Business disposals, net of cash and cash equivalents	—	0.3	—	2.1
Additions to property, plant and equipment	(208.8)	(191.0)	(578.5)	(486.8)
Additions to intangible assets	(21.4)	(21.2)	(60.3)	(65.6)
Proceeds from disposals of assets	2.5	2.3	7.5	49.6
Net change in temporary investments	—	—	—	30.0
Net change in cash and cash equivalents in trust	0.1	—	4.9	—
Other	0.3	0.3	(1.7)	0.3

Cash flows used in investing activities	(232.9)	(211.3)	(683.8)	(473.5)

Cash flows related to financing activities
Net change in bank indebtedness	1.9	(1.0)	(1.0)	2.0
Net change under revolving credit facilities	6.9	(0.1)	(4.0)	2.5
Issuance of long-term debt, net of financing fees	294.9	—	614.8	292.7
Repayment of long-term debt	(254.9)	(22.3)	(481.1)	(342.5)
Settlement of hedging contracts	(54.8)	—	(160.2)	(32.4)
Repurchase of Class B shares	(24.0)	—	(24.0)	—
Dividends	(6.4)	(3.2)	(9.6)	(9.6)
Dividends paid to non-controlling shareholders	(11.4)	(11.9)	(35.2)	(30.1)
Other	0.1	—	1.1	—

Cash flows used in financing activities	(47.7)	(38.5)	(99.2)	(117.4)

Net change in cash and cash equivalents	99.6	43.5	(90.6)	65.3
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	—	0.2	0.3	(0.8)
Cash and cash equivalents at beginning of period	52.8	320.8	242.7	300.0

Cash and cash equivalents at end of period	$152.4	$364.5	$152.4	$364.5

Cash and cash equivalents consist of
Cash	$40.4	$92.5	$40.4	$92.5
Cash equivalents	112.0	272.0	112.0	272.0

	$152.4	$364.5	$152.4	$364.5

Non-cash investing activities
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable	$0.8	$(17.6)	$28.7	$(25.3)

Interest and taxes reflected as operating activities
Cash interest payments	$22.9	$33.8	$186.1	$188.7
Cash income tax payments (net of refunds)	(3.7)	6.9	30.3	34.1

5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	September 30 2011	December 31 2010
Assets

Current assets
Cash and cash equivalents	$152.4	$242.7
Cash and cash equivalents in trust	0.4	5.3
Accounts receivable	538.7	588.5
Income taxes	16.8	6.4
Inventories	271.1	245.2
Prepaid expenses	38.9	38.0

	1,018.3	1,126.1
Non-current assets
Property, plant and equipment	3,075.6	2,812.9
Intangible assets	1,015.8	1,029.1
Goodwill	3,551.0	3,505.2
Derivative financial instruments	69.5	28.7
Deferred income taxes	27.6	20.3
Other assets	94.3	93.8

	7,833.8	7,490.0

Total assets	$8,852.1	$8,616.1

Liabilities and equity

Current liabilities
Bank indebtedness	$4.7	$5.7
Accounts payable and accrued charges	746.8	753.6
Provisions	38.9	72.2
Deferred revenue	285.9	275.1
Income taxes	6.0	33.6
Current portion of long-term debt	49.0	30.8

	1,131.3	1,171.0
Non-current liabilities
Long-term debt	3,821.3	3,587.3
Derivative financial instruments	267.6	479.9
Other liabilities	268.9	274.0
Deferred income taxes	552.2	452.2

	4,910.0	4,793.4

Equity
Capital stock	341.0	346.6
Contributed surplus	0.9	0.9
Retained earnings	1,056.6	969.0
Accumulated other comprehensive loss	(7.0)	(11.7)

Equity attributable to shareholders	1,391.5	1,304.8
Non-controlling interests	1,419.3	1,346.9

	2,810.8	2,651.7

Total liabilities and equity	$8,852.1	$8,616.1

6

Supplementary Disclosure

Quarter / 9-Month Period

Ended September 30, 2011

For additional information, please contact

Jean-François Pruneau, Chief Financial Officer, at 514 380-4144

Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

September 30, 2011

Net Income Attributable to Shareholders

	3rd Quarter		YTD
	2011	2010	2011	2010
Net income per share (basic)	$0.41	$1.29	$1.80	$2.78

Net income per share from continuing operations, before gains and losses on valuation and translation of financial instruments and unusual items	$0.63	$0.87	$2.12	$2.52

Reconciliation of net income per share

	3rd Quarter		YTD
	2011	2010	2011	2010
Net income per share from continuing operations, before gains and losses on valuation and translation of financial instruments and unusual items	$0.63	$0.87	$2.12	$2.52
Other adjusments[1]:
Unusual items	0.04	(0.08)	(0.11)	(0.22)
(Loss) gain on valuation and translation of financial instruments	(0.26)	0.50	(0.21)	0.48

Total	(0.22)	0.42	(0.32)	0.26

Reported net income per share (basic)	$0.41	$1.29	$1.80	$2.78

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2011

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2013 (availability: $150)		$71.7
Mortgage loan due in 2012		34.4

		$106.1

Quebecor Media Inc.
Revolving credit facility due in 2013 (availability: $100)		—
Export financing due in 2015		$42.5
Term loan “B” due in 2013		165.4
7 3/4% Senior Notes due in 2016		1,233.2
7 3/8% Senior Notes due in 2021		325.0

		1,766.1

Videotron Ltd.
Revolving credit facility due in 2016 (availability: $575)		—
Export Financing “A” due in 2018		—
6 7/8% Senior Notes due in 2014		414.1
6 3/8% Senior Notes due in 2015		183.1
9 1/8% Senior Notes due in 2018		740.8
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0

		1,938.0

Sun Media Corporation
Revolving credit facility due in 2012 (availability: $70)		—
Term loan “C” due in 2012		37.5

		37.5

TVA Group Inc.
Revolving credit facility due in 2012 (availability: $100)		13.0
Term Loan due in 2014		75.0

		88.0

Total Quebecor Media Inc.		$3,829.6

TOTAL LONG TERM DEBT		$3,935.7

Bank indebtedness		4.7
Exchangeable debentures - QI		2.1
Liability related to cross-currency interest rate swaps (FX rate differential) - QI [1]		—
Liability related to cross-currency interest rate swaps (FX rate differential) - QMI [1]		244.3

Cash and cash equivalents [2]:
Quebecor Inc.		0.4
Quebecor Media Inc.		152.4
Videotron Ltd.	$88.8
Sun Media Corporation	32.0
Other 100% owned subsidiaries	27.0
TVA Group Inc.	4.6

		$152.8

[1]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.
[2]	Includes cash and cash equivalents and cash and cash equivalents in trust.

TELECOMMUNICATIONS

Supplementary Disclosure

September 30, 2011

Operating Results

	2011			2010
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Homes Passed (‘000)	2,647.7	2,635.8	2,623.2	2,612.4	2,603.7
Basic Subscribers (‘000)	1,844.2	1,800.6	1,808.6	1,811.6	1,802.0
Basic Penetration	69.7%	68.3%	68.9%	69.3%	69.2%
Extended Tier Subscribers (‘000)	1,657.3	1,627.3	1,627.5	1,622.0	1,605.7
Extended Tier Penetration	89.9%	90.4%	90.0%	89.5%	89.1%
Digital Set-Top Boxes (‘000)	1,995.0	1,852.5	1,792.4	1,724.0	1,639.8
Digital Subscribers (‘000)	1,348.1	1,270.4	1,243.7	1,219.6	1,182.3
Digital Penetration	73.1%	70.6%	68.8%	67.3%	65.6%
Cable Internet Subscribers (‘000)	1,306.4	1,266.5	1,263.6	1,252.1	1,233.8
Cable Internet Penetration	70.8%	70.3%	69.9%	69.1%	68.5%
Cable Telephony Subscribers (‘000)	1,179.4	1,141.6	1,129.8	1,114.3	1,098.1
Cable Telephony Penetration	64.0%	63.4%	62.5%	61.5%	60.9%
Mobile Telephony Subscribers (‘000)	258.1	210.6	164.7	136.1	95.4
Revenue Generating Units (‘000)	4,588.1	4,419.4	4,366.7	4,314.1	4,229.3

	3rd Quarter			YTD
	2011	2010	VAR	2011	2010	VAR
(in millions)
Revenues	$611.6	$556.2	10.0%	$1,795.9	$1,637.6	9.7%
Cable Television	252.7	239.3	5.6%	750.9	704.7	6.6%
Internet	175.7	160.9	9.2%	515.0	478.0	7.7%
Cable Telephony	109.8	103.3	6.3%	325.2	303.0	7.3%
Mobile Telephony	31.7	12.5	153.6%	78.4	36.3	116.0%
Business Solutions	15.3	15.1	1.3%	46.5	43.7	6.4%
Other	26.4	25.1	5.2%	79.9	71.9	11.1%

EBITDA	$275.4	$264.5	4.1%	$804.1	$784.1	2.6%
EBITDA Margin (%)	45.0%	47.6%		44.8%	47.9%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$70.2	$40.2		$139.1	$89.3
Scalable Infrastructure	54.9	98.9		199.0	231.2
Line Extensions	29.5	12.6		84.5	44.3
Upgrade / Rebuild	29.8	20.9		87.8	81.1
Support Capital	27.2	25.6		68.6	62.1

Total - NCTA Classification	$211.6	$198.2	6.8%	$579.0	$508.0	14.0%
Other	0.3	0.4		2.2	1.0

Total	$211.9	$198.6	6.7%	$581.2	$509.0	14.2%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$46.27	$44.53		$46.02	$43.84
Total ARPU	$104.33	$96.04		$102.32	$94.68
Mobile Telephony Acquisition Costs	$476	$505

NEWS MEDIA

Supplementary Disclosure

September 30, 2011

Operating Results

	3rd Quarter			YTD
	2011	2010	VAR	2011	2010	VAR
Linage (‘000)
Urban Dailies	35,751	38,283	-6.6%	114,046	118,814	-4.0%

(in millions)
Revenues	$235.2	$238.5	-1.4%	$742.8	$748.0	-0.7%
Advertising	169.5	174.1	-2.6%	540.9	540.7	0.0%
Circulation	41.7	44.4	-6.1%	126.6	136.8	-7.5%
Other	24.0	20.0	20.0%	75.3	70.5	6.8%

Urban Dailies	$124.8	$132.2	-5.6%	$395.1	$411.2	-3.9%
Community Newspapers	96.7	94.4	2.4%	303.8	296.3	2.5%
Other	58.2	52.7	10.4%	177.0	161.3	9.7%
Eliminations	(44.5)	(40.8)	n.m.	(133.1)	(120.8)	n.m.

EBITDA	$29.1	$38.0	-23.4%	$103.1	$133.6	-22.8%
EBITDA Margin (%)	12.4%	15.9%		13.9%	17.9%

Change in Newsprint Expense			-4.6%			5.2%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2011

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	67,636,713	54.7%	54.7%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,228,591	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2011

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the third quarter of 2011, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the third quarter of 2011 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ CLAUDINE TREMBLAY
Claudine Tremblay
Vice-President and Secretary

Date: November 10, 2011